

Meredith Corporation

Smith Barney Citigroup
Entertainment, Media and Telecommunications Conference
January 5, 2004
Phoenix, AZ

Bill Kerr

Good morning. It is a pleasure to be here today and we thank Bill Bird for inviting us.

Joining me are Kevin O'Brien, President of our Broadcasting Group; Steve Lacy, President of our Publishing Group; and Suku Radia, our Chief Financial Officer.

[Handout #1: Top Slide]

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include, but are not limited to: downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement.



This presentation contains statements that are considered forward-looking within federal securities laws. I will refrain from reading the text of this slide, but it is important to remind you there are a number of factors that can affect our business and results.

This presentation includes references to non-GAAP measures such as EBITDA. Financial statements and tables that reconcile non-GAAP measures to GAAP results are posted on our website.

[Handout #1: Bottom Slide]


Meredith
CORPORATION
Better Homes and Gardens
Celebrate
46
ATLANTA'S
NEWSCHANNEL
Home Journal
The President & First Lady
CBS
5
KPHO
PHOENIX/DT-17
more
50
Paige by Paige
Better Homes and Gardens
New
COOK BOOK
3
wfsb.com
Hartford • New Haven • Springfield
Jeep
Freedom

For those of you who may not be familiar with Meredith, we have served the needs of American families for more than 100 years through service journalism. Each month we reach more than 75 million American consumers through our magazines, books, custom publications, web sites and television stations. Our focus on home and family allows advertisers to reach consumers on topics such as remodeling, decorating, cooking and family life.

I'll provide an overview. Kevin and Steve will discuss Broadcasting and Publishing, respectively. Suku will provide a financial update, including our current outlook. Then we will address your questions.

Before I begin, let me remind you that we are currently in a quiet period. On January 27, we will report detailed results for the December quarter and provide our outlook for the March quarter, including specific broadcast and magazine pacings.

[Handout #2: Top Slide]


Broadcasting
TVB Spot Advertising
30%
20%
10%
0%
-10%
-20%
-30%
Meredith
TVB Average
Q1 Q2 Q3 Q4
CY01
Q1 Q2 Q3 Q4
CY02
Q1 Q2 Q3
CY03

Both of our business groups continue to outperform their peers.

As you can see from this slide, in Broadcasting we have consistently outpaced the industry for nearly 3 years except for one quarter in which we faced difficult Olympic comparisons.

As a reminder, in the first quarter of fiscal 2004, or the third quarter of calendar 2003, broadcasting revenues grew 3% versus an industry decline of 2%. We replaced $6.3 million in net political advertising revenues–an outstanding achievement. Excluding net political advertising our revenues grew 13%, which was the best of any major broadcaster.

[Handout #2:Bottom Slide]



In Publishing, we have outpaced the industry for 11 consecutive quarters as consumers and advertisers have turned to leading magazines such as our premier home and family publications.

Our first fiscal quarter advertising pages, according to PIB, rose 10% versus an industry decline of 3% and we outpaced all other major publishers.

[Handout #3: Top Slide]

Maintaining the Momentum

Broadcasting continues major turnaround

- Ratings and share improvement

- Advertising and revenue gains

- Programming cost reduction



As you would expect, the key to the future is maintaining momentum in both of our businesses.

In Broadcasting this has three elements.

First, continue to improve our ratings and share.

Second, sell aggressively to translate our ratings gains to revenue growth.

Third, continue our concentrated effort to reduce our syndicated programming costs.

[Handout #3: Bottom Slide]

Maintaining the Momentum

Publishing has significant growth opportunities

- Advertising share gains

- Circulation expansion

- Brand extension

- Books and custom publishing



In Publishing, there are four elements to our growth strategy.

First, capitalize on additional opportunities for our leading home and family magazines to gain advertising share.

Second, continue to expand the circulation of our mid-size magazines.

Third, continue to extend our brands, particularly *Better Homes and Gardens*, as we have successfully done this year.

Fourth, build momentum in our custom publishing operations as we win new business and renew existing relationships. In our book operations we will continue to license strong properties and capitalize on our own outstanding brands.

[Handout #4: Top Slide]

Maintaining the Momentum

Targeted and opportunistic acquisitions

- **Magazine portfolio enhancements**
  - American Baby Group
  - Health, parenting, fitness magazines

- **Broadcasting initiatives**
  - Duopolies
  - Springfield CBS affiliate



We also continue to look for attractive acquisitions.

In Publishing, we will enhance our magazine portfolio with an emphasis on younger readers. The American Baby Group, which we acquired a year ago, was an excellent acquisition, because it extends our reach to younger women and families, as well as to the rapidly growing Hispanic market. Health, parenting and fitness are particularly attractive categories.

In Broadcasting, we have completed one duopoly and are interested in forming more. We continue to look for opportunities to leverage our existing assets. Our new CBS affiliate in Springfield, Massachusetts is a good example.

[Handout #4: Bottom Slide]

Long-term Financial Objectives

Margin targets

- Broadcasting—40% EBITDA margin
- Publishing—20% operating margin

Annual EPS growth

- Low double digits in non-political years
- Mid-to-high teens in political years



With strong and talented management teams in both business groups, we believe each group will improve its margin in the next three fiscal years.

Broadcasting's EBITDA margin was 30% in fiscal 2003. We should improve that to the 40% level in the next two to three years. Publishing's operating margin was 17% in fiscal 2003. We should add a percentage point annually to reach a 20% operating margin.

We believe earnings per share should grow in the low double digits in non-political years and in the mid-to-high teens in political years.

Now, Kevin will discuss Broadcasting in more detail.

[Handout #5: Top Slide]

Broadcasting Group



UPN
FOX
Portland
Bend
Las Vegas
Phoenix
Flint/Saginaw
Springfield
Kansas City
Hartford
Nashville
Atlanta
Greenville, SC

Meredith CORPORATION

Kevin O’Brien

Thanks, Bill. Here is a quick look at our 12 television stations. We have six CBS affiliates, four FOX, one NBC and one UPN.

[Handout #5: Bottom Slide]

Broadcasting Group

Station	Market	Market Rank 2004	Market Rank 1997
WGCL	Atlanta	9	10
KPHO	Phoenix	15	17
KPTV	Portland	24	24
KPDX	Portland	24	24
WFSB	Hartford	27	27
WSMV	Nashville	30	33
KCTV	Kansas City	31	32
WHNS	Greenville	35	35
KVVU	Las Vegas	51	64
WNEM	Saginaw	64	62
WSHM	Springfield	106	103
KFXO	Bend	199	203

Eight of our stations are in the country's top 35 markets. Las Vegas, while ranked 51st based on the number of households, is the 28th largest market in terms of revenues due to its younger demographics and its large number of visitors.

Most of our markets are growing, particularly Atlanta, Phoenix, Nashville, Kansas City and Las Vegas. There isn't a broadcast group with a better geographic mix of fast-growing markets.

[Handout #6: Top Slide]



We have consistently improved our EBITDA margins. We did so again in our first quarter, albeit marginally. This was an outstanding accomplishment given the challenge of political ad comparisons.

In fiscal 2003, we improved our EBITDA margin 600 basis points to 30%. We don't expect an improvement of the same magnitude in fiscal 2004, a non-political year, but we do expect to make progress toward our 40% objective.

How are we going to do that?

[Handout #6: Bottom Slide]

Broadcasting Growth Strategies

- Strengthen news

- Sell aggressively

- Create additional revenue sources

- Reduce programming costs



These are our strategies for continuing our momentum. [Pause]

I'll tell you a little more about each.

[Handout #7: Top Slide]

Strengthen News

- Develop a reputation for news
- Change viewing habits
- Increase ratings and share
- Establish Washington DC bureau



A major and ongoing objective is to improve our news ratings and share. We are beginning to develop a reputation for outstanding newscasts and we are changing viewing habits.

Overall, we have improved ratings for 60% of our news day-parts in the last 12 months.

Recently we established a news bureau in Washington D.C. to strengthen our ability to cover local stories from a national perspective.

[Handout #7: Bottom Slide]



News Share Improvements

46 ATLANTA'S NEWSCHANNEL

6-7 a.m.	+100%
5:30-6 p.m.	+ 50%
11-11:30 p.m.	+ 11%

4 News — Coverage You Can Count On — WSMV NASHVILLE • WSMV.COM

6-7 a.m.	+16%
6-7 p.m.	+ 29%
10-10:30 p.m.	+ 11%

3 — wfsb.com — Hartford • New Haven • Springfield

#1News
• 5, 5:30, 6 and
  6:30 a.m.
• Noon
• 5, 5:30 and 6 p.m.

FOX 5 KVVU-TV — Henderson - Las Vegas

7-9 a.m.	+83%
10:30-11 p.m.	+ 50%

Source: Nielsen

Adults 25-54 Nov. '03 vs. Nov. '02

Meredith CORPORATION

We performed well in the November sweeps. This is the fifth consecutive ratings book in which we have experienced significant improvement.

Here are a few examples of our share gains in the adults 25-54 demographic.

• In Atlanta, WGCL's 6 a.m. news grew share 100%, its 5:30 p.m. news rose 50% and late news was up 11%.

• WSMV in Nashville posted a16% gain for its 6 a.m. news, a 29% improvement for its 6 p.m. news and its late news was up 11%.

• In Hartford, WFSB's morning, noon and early evening newscasts all led the market.

• In Las Vegas, KVVU's 7-9 a.m. gained 83% and its 10:30 p.m. news grew 50%.

We'll provide further details of our ratings and share gains on our second quarter conference call.

[Handout #8: Top Slide]

KPTV Success

- Made significant news share gains
  - 7-9 a.m.   + 35%
  - 10-11 p.m. + 10%

- Is poised for further improvement





We are especially proud of our news success at KPTV in Portland.

In the November book, KPTV's 7-9 a.m. news share rose 35% and was #1 in the market beating the Today Show. The late news is one of the strongest primetime newscasts in the country and its share rose 10% from a strong performance in the prior year.

We've translated these gains to improved financial results. The station is poised for further growth as the economy in the Pacific Northwest recovers.

[Handout #8: Bottom Slide]



Revenue Growth
12 Months Ended Sept 2003 vs. Sept. 2002
Meredith 11%
Tribune 10%
Granite 8%
Scripps 8%
Liberty 7%
Sinclair 6%
Belo 6%
Media General 5%
TVB Average 5%
NY Times 4%
Gannett 4%
Hearst 3%
LIN 2%
-1% Washington Post
-2% Young
Source: Company reports and TVB
Meredith CORPORATION

Higher ratings and share are important, but only if they translate to revenue growth. As you can see from this chart, our revenue growth has outpaced the industry and the other major publicly held broadcasters in the past year.

We have developed an aggressive sales and marketing culture at Meredith Broadcasting. We have created additional revenues through our Cornerstone programs; formed a new station; and planned promotional programming to leverage special opportunities such as the Super Bowl.

[Handout #9: Top Slide]

Create Additional Revenues

Cornerstones

- Revenues +118% in CY-03

- Increasing frequency and number of pages

- Expanded programs



In a world where media companies talk about the benefits of cross-media programs, we have delivered results.

Our Cornerstone programs leverage our publishing brands and give our television stations a competitive advantage. These programs package material from our magazines with print ads from our local advertisers. The result is a customized mini-magazine delivered to targeted consumers in our local TV markets.

Because of the Cornerstone success, we have expanded the programs to include special projects focused on local interests such as college and professional sports and holiday events. Last quarter our Portland stations added toy and food drives.

In calendar 2003, revenues from our core Cornerstone programs more than doubled.

[Handout #9: Bottom Slide]

Other Opportunities

WSHM—Springfield



Hartford & New Haven, CT
VT
NH
MA
NY
CT
Springfield
HARTFORD
NEW HAVEN
Cambridge
Troy
Albany
NJ
Paterson
Newark
New York
SPRINGFIELD

Q3-04 Special Promotions

- Super Bowl
- NCAA Basketball



Meredith CORPORATION

Recently, we formed a new CBS affiliate in Springfield, MA. This market did not have a CBS affiliate. Our Hartford station was the defacto affiliate. That was good for our coverage, but we weren't serving local advertisers. This month we began broadcasting and selling local advertising. In time, we'll add news.

This quarter we have developed special local promotions to leverage the Super Bowl and the NCAA basketball tournament, both of which will air on CBS.

We'll send a news crew to Houston to provide live coverage throughout the Super Bowl week to all our stations. All of our CBS stations will air special programming highlighting activities leading up to the game, as well as stories exploring local Super Bowl angles. With CBS stations in Kansas City and New England, and FOX stations in Portland and Greenville, SC, we have plenty of local interest that should drive incremental revenues.

This year all of the NCAA tournament games will be on CBS, unlike last year when some of the games were shifted to cable due to the war. While it is early in the season, four of the top-ranked college basketball teams are "home teams" in our CBS markets: Connecticut, Arizona, Kansas, and Georgia Tech. We have already begun selling the tournament and the home team sizzle in our markets.

[Handout #10: Top Slide]



Reduce Programming Costs

Programming Amortization



In millions

* Estimates

We are making a concerted effort to improve our purchasing of syndicated programming and reduce these costs. In the past, we often made group buys that left some stations with an excess of expensive programs.

Now, we purchase product based on station-by-station needs, acquiring some of the best programming. For example, we renewed the *Ellen DeGeneres Show* on 6 of our stations that wanted the show. It has been a big hit for us. We also have *Malcolm in the Middle* at most of our FOX stations starting next fall.

As you can see from this chart, film amortization expense was more than $44 million in fiscal 2001. As we cycle through old contracts and with better purchases, these costs have declined. We expect film amortization to be in the low $30 million range in fiscal 2004 and to remain in that range over the next two to three years.

40% EBITDA Margin Objective

- Grow ratings and share to produce higher revenues
- Focus on largest markets
- Realize potential in other markets
- Continue momentum of turnaround



Meredith CORPORATION

I'll conclude by explaining why we are confident we'll achieve our 40% EBITDA margin objective.

Building ratings and share in our largest markets—Atlanta, Phoenix and Portland—is critical because these markets hold the most upside potential. Our stations in Atlanta and Phoenix are both number 4 from an overall news perspective. KPTV in Portland is number 2.

In a market like Atlanta, a 1 point gain in sign-on to sign-off ratings can be worth approximately $8 million in net annual revenues.

We have upside potential in our other markets as well. Only Hartford is number 1. In a mid-tier market, a 1 point improvement in sign-on to sign-off could be worth about $4 million in net annual revenues.

We have made significant progress in the turnaround of our broadcasting group. Ratings gains have been translated to revenue and profit growth. We realize there is plenty of room for additional improvement and we are working hard every day to realize that potential.

Now Steve will outline Publishing's growth strategies.

[Handout #11: Top Slide]


Publishing
Better Homes and Gardens
Ladies' Home Journal
Halle Berry
more
american baby
walls style
86 easy ideas
Currents
Sunsational
Paige by Paige

Steve Lacy

Thanks Kevin and good morning to all of you.

Publishing has been a core strength of Meredith for more than 100 years. We publish 17 magazine brands, led by *Better Homes and Gardens* and *Ladies' Home Journal*.

Our very successful mid-size magazines include *MORE, Country Home*, *Traditional Home* and *Midwest Living*. The American Baby Group, which we acquired a year ago, extends our magazine portfolio to reach younger women and families and gives us a start at reaching the growing Hispanic population. We also have a line-up of approximately 160 Special Interest Publications.

We have a significant Internet presence with 26 web sites, and we have a custom publishing operation that serves leading companies. Our book business has been performing extremely well.

I'll start by discussing our strong advertising performance in 2003 and our circulation strategy, both of which distinguish Meredith from the current performance of many other magazine publishers.

[Handout #11: Bottom Slide]



Our magazines have significantly outpaced the industry in terms of advertising through the first 11 months of calendar 2003.

According to PIB, our total ad pages grew nearly 16%, much stronger growth than the results reported by any other major magazine publisher and well above the industry average, which was virtually flat.

The strongest ad categories for us were home and building, food and beverage, and cosmetics.

[Handout #12: Top Slide]

Twelve Month Advertising Pages

	2003	2002	Change
Better Homes and Gardens	2,117	1,911	**+11%**
Ladies' Home Journal	1,511	1,216	**+24%**
Country Home*	961	864	**+11%**
Traditional Home	917	773	**+19%**
Midwest Living	914	729	**+25%**
MORE	745	562	**+33%**

Source: PIB
*One additional issue in 2003



This slide highlights our ad page growth for all of calendar 2003**.**

Better Homes and Gardens grew 11 percent. The magazine's total of 2,117 advertising pages was a record, eclipsing its previous record by nearly 9%.

Ladies' Home Journal increased ad pages 24%, performing strongly in a number of categories such as beauty and pharmaceutical.

All of our mid-size magazines posted strong growth, led by a 33% gain in *MORE* and 25% growth in *Midwest Living.*

[Handout #12: Bottom Slide]

Circulation Strategy

- Direct-to-publisher subscriptions
- Direct mail and Internet acquisition
- Benefits
  - Better renewal rates
  - Lower susceptibility to newsstand volatility
  - Best source of long-term profitability

Title	Subscription % of Rate Base
Better Homes and Gardens	**96%**
Ladies' Home Journal	**91%**
Good Housekeeping	78%
Redbook	75%
Family Circle	69%
Women's Day	66%


Meredith CORPORATION

Our advertising performance is clearly backed by our powerful circulation dynamics.

Our model is based primarily on long-term direct-to-publisher subscriptions. This results in higher renewal rates, lower susceptibility to newsstand volatility, and higher subscription profitability.

The chart on this slide reflects our direct-to-publisher model. As you can see, the rate bases of *Better Homes and Gardens* and *Ladies' Home Journal* are primarily subscription-driven, a position that serves to our advantage, especially at a time when newsstand volatility is a key topic of discussion.

[Handout #13: Top Slide]

Consumer Database

- 75 million names
- 300 data points on each name
  - Recent purchases
  - Hobbies, interests
  - Demographics
- Consumer targeting



Another key to our circulation success is our industry-leading database. It contains approximately 75 million names, or about two-thirds of American homeowners. The American Baby Group acquisition added approximately 9 million new names, mostly younger women in the earlier stages of family formation.

The database has 300 data points on each name, including recent purchases, hobbies, interests, and demographic data.

This size and depth is a key to our circulation model and allows more precise consumer targeting in our direct mail activities.

[Handout #13: Bottom Slide]

Growth Strategies

- Build our existing magazine business

- Expand our magazine portfolio

- Extend the *Better Homes and Gardens* brand

- Grow non-magazine businesses



Here's a look at our growth strategies. [Pause]

I'll discuss each of them in more detail beginning with building our magazine business.

[Handout #14: Top Slide]

Flagship Magazines



Better Homes and Gardens
FRESH START
Ladies' Home Journal
Clutter Busters!
Worry Less, Sleep More
LOVE YOUR HAIR!
Diane Keaton
TAKE IT OFF KEEP IT OFF!
Deadly Drivers
Jessica Lynch Talks: A Soldier's Bittersweet Return Home

Better Homes and Gardens

- Clear market leader
- Audience and advertising gains

Ladies' Home Journal

- New leadership
- Strong readership and advertising performance



Meredith Corporation

Better Homes and Gardens is the 4th largest U.S consumer magazine, reaching approximately 40 million readers monthly. It is the clear leader in the women's service field.

Ladies' Home Journal is thriving under its new leadership. According to Mediamark Research, the *Journal's* fall readership rose nearly 6% from the spring. To continue this momentum, we are expanding beauty and fashion coverage, launching new columns and creating special events.

These two magazines dominate the women's service field in terms of advertising revenue. For the 12 months ended with the November 2003 issues, their combined share was 44%, according to PIB.

[Handout #14: Bottom Slide]

Mid-size Magazines


Ad pages +11%
Rate base 1.25 million
Up 50,000


Ad pages +33%
Rate base 950,000
Up 100,000
"A List"


Ad pages +19%
Rate base 950,000
Up 25,000


Ad pages +25%
Rate base 900,000
Up 50,000

Ad pages calendar 2003 year-over-year
Rate bases in calendar 2004

Our mid-size magazines continued their strong advertising growth in 2003.

We are benefiting from expanding their rate bases and frequencies. The magazines' collective rate base will be more than 4 million, nearly as large as that of *Ladies' Home Journal*, allowing us to increase advertising rates and attract more non-endemic advertisers.

MORE, our lifestyle magazine targeted at affluent women 40 and over, continues to perform very well. Recently, *Advertising Age* named *MORE* to its prestigious "A List," citing the country's top ten magazines in terms of advertising, circulation and content.

MORE's audience is very attractive to advertisers because its readers have financial means and are decision makers. We are distinguishing ourselves as the authority to this demographic by sponsoring special events. The first annual *MORE* Marathon for women over 40 and will be held in March and we already conduct a very successful *MORE* model search.

[Handout #15: Top Slide]


Expanding our Portfolio
American Baby Group
Annuals
Hispanic Magazines
Online
Custom Publishing
Research
Consumer Expos
Sampling
New Sections
american baby faire
simplyfood
simplymom

We will continue to expand our magazine portfolio. One strategy is to add publications for younger readers and move them to our more traditional magazines in time.

Also we are pursuing the rapidly expanding Hispanic marketplace and new subjects such as health, parenting and fitness.

The acquisition of the American Baby Group served both strategies. Its financial results have exceeded our initial expectations and it has expanded our magazine portfolio's reach.

American Baby magazine is performing well and we are making it even stronger. Beginning with next month's issue, we will add new editorial content on beauty, food and home for additional service to busy young mothers. This will help attract automotive, home and other new advertisers to the franchise.

This year we expanded the American Baby Group's custom publishing operations with programs for Procter & Gamble, Glaxo, Mead Johnson, and Fisher Price. There are additional opportunities to grow this business by combining our database and circulation expertise with American Baby's growing maternity and parenting knowledge.

[Handout #15: Bottom Slide]


BH&G Brand Extension
Garden Shed
paint decor
62 FRESH IDEAS
OUR BEST HOLIDAY MENUS
18 Fabulous Feasts
Better Homes and Gardens
Celebrate
WITH THOSE YOU LOVE
Welcome
Country Home
TRADITIONAL HOME
the best of BRITAIN
Special Interest Publications
bhg.com
Web Site
2.3 million unique visitors per month in Q1-04
Better Homes and Gardens New COOK BOOK
Books
300+
WAL★MART
home interiors
Brand Licensing
Broadcasting Promotions
Corporate Solutions

To extend the *Better Homes and Gardens* brand, we have launched new subscription magazines, special interest publications, and hundreds of books.

We have created the powerful bhg.com web site; brand licensing arrangements with retailers; cross marketing programs with our televisions stations; and a Corporate Solutions business that creates multi-platform, multi-product marketing programs across all our assets.

We recently renewed our relationship with Wal-Mart for a line of high-quality garden and outdoor living products. These products carry the *Better Homes and Gardens* brand and are sold in Wal-Mart Garden Centers across the country.

[Handout #16: Top Slide]

Better Homes and Gardens Collection


Better Homes and Gardens
COLLECTION
home interiors
We Decorate Lives
kitchen coordination has never been lovelier.
around, find new places for your treasures.
Exclusive thank you gifts for Home Interiors Hostesses!
Save on unlimited subscriptions!

Our new alliance with Home Interiors and Gifts, one of the largest direct marketers of home décor accessories, kicked off in earnest this month. More than 80,000 sales displayers began distributing catalogues and hosting in-home parties featuring the new *Better Homes and Gardens* Collection.

As part of the alliance, Home Interiors is advertising the collection in Meredith magazines. Its sales force is selling *The New Better Homes and Gardens* Red Plaid cook book and subscriptions to our magazines. More than 20,000 subscriptions have already been sold.

[Handout #16: Bottom Slide]

Internet



- 26 web sites

- Strong growth in page views and unique visitors

- Cost-effective subscription acquisition



We have extensive Internet operations. In November, our 26 web sites had more than 7 million unique visitors and nearly 100 million page views.

Our web sites are a cost-effective means to generate magazine subscriptions. The total cost of acquiring a subscriber through direct mail is between $18-$20. Via the Internet, the cost is less than 50% of that amount.

In the first half of fiscal 2004 we generated more than 375,000 subscription orders over the Internet, up more than 35% from the same period a year earlier, according to preliminary figures.

[Handout #17: Top Slide]

Integrated Marketing

- New relationships
  - Century 21
  - Direct TV
- Existing relationships
  - Principal Financial
  - DaimlerChrysler
  - Carnival Cruise Lines
  - Hunter Douglas


Carnival
Currents
Sunsational
Beach Escapes
CHILL OUT!
DIRECTV
goes to school
SMALL WORLD
at home
WALLS That WOW
10 HOT REAL ESTATE TRENDS
Get Ahead.
Plan Ahead
Field of Dreams
How you can win the retirement game

Meredith CORPORATION

Integrated Marketing is our custom publishing business and continues to win new clients and extend existing relationships.

Recently, we began mailing customer loyalty magazines for Century 21. The magazines will be published five times a year and distributed to approximately 600,000 homeowners.

Our new DIRECTV relationship has excellent growth potential. We are publishing its monthly programming guide and using our direct-to-consumer circulation expertise to grow the guide's paid subscription base and promote its programming packages to selected customers.

We extended our relationship with Principal Financial to publish customer loyalty magazines that are mailed quarterly to 1.5 million 401(k) participants. We continue our broad relationships with DaimlerChrysler, Carnival Cruise Lines and Hunter Douglas.

[Handout #17: Bottom Slide]



Better Homes and Gardens
EASY EVERYDAY
LOW
Carb
COOKBOOK
Better Homes and Gardens
New
COOK BOOK
HGTV
BEFORE & AFTER
DECORATING
HGTV
Landscape
Makeovers
50 PROJECTS for a PICTURE-PERFECT YARD
INSIDE
MONSTER
GARAGE
LANDSCAPE
CONSTRUCTION
1-2-3

Books

- Very strong six months FY-04
- Strategy
  - High-quality products
    - Meredith brands
    - Others' brands
  - Expanded distribution channels
- Robust pipeline
  - HGTV and Food Network books
  - Additional *Trading Spaces* titles
  - New Home Depot 1-2-3 titles



Meredith CORPORATION

Publishing high-quality books based on our brands and those licensed from others continues to produce excellent results. Much of our proprietary content is evergreen, which helps to reduce returns from retailers and differentiates our book business. We've supplemented our proprietary content by licensing popular brands like Trading Spaces, HGTV and The Food Network. This strategy has attracted a larger audience and expanded our distribution channels beyond book stores to other retailers such as Home Depot; Bed, Bath and Beyond; Linens and Things; and Pep Boys.

Our pipeline of new books remains very strong. We shipped the first in a series of books based on Home and Garden Television and The Food Network. We also will publish four additional Trading Spaces books and two based on Monster Garage, the hit car show on The Learning Channel. We will release four new titles in our very successful Home Depot 1-2-3 series this fiscal year.

[Handout #18: Top Slide]

20% Operating Margin Objective

- Leverage the power of *Better Homes and Gardens* and *Ladies' Home Journal*
- Grow our mid-size magazines
- Build circulation strength
- Increase Integrated Marketing business
- Expand our book business



Our objective is to increase our operating margin 1 percentage point annually to reach 20%.

To do that, we will

•Leverage the power of *Better Homes and Gardens* and *Ladies' Home Journal.*

•Continue to grow our mid-size magazines through rate base and frequency increases and attracting new advertisers.

•Build our circulation strength through direct mail offers and the Internet.

•Develop more Integrated Marketing business. And

•Continue the incredible momentum in our book business.

Now, Suku will give you a financial overview.

[Handout #18: Bottom Slide]



Suku Radia

Thanks, Steve.

Let me give you a snapshot of our two businesses at a very high level. Here's a quick look at the revenue and EBITDA mix of our two business groups.

In the first quarter of fiscal 2004, Publishing represented 76 percent of total company revenues and 69 percent of EBITDA, before corporate expenses. Broadcasting contributed 24 percent of revenue and 31 percent of EBITDA.

[Handout #19: Top Slide]

Financial Principles

- Rigorous reporting practices
- Active share repurchase program
- Quarterly dividend payments
- Conservative debt structure



We are a company that adheres to sound financial principles and follows rigorous reporting practices. Bill and I are involved in an extensive sub-certification process that requires 57 sub-certifications.

We have an active share repurchase program and we have paid dividends for 56 years.

Our debt capacity and ability to generate cash provide the financial flexibility to be opportunistic with respect to acquisitions and growth initiatives.

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Strong Cash Flow

- Period12/31/98 to 11/30/03

  $186 share repurchases

  172 capital expenditures

  120 major acquisition

  81 dividends

  277 debt reduction

  $836

- $330 total debt—11/30/03



In millions

In nearly five years, we have

- repurchased $186 million of our stock
- invested $172 million in capital expenditures
- completed a $120 million major acquisition
- paid $81 million in dividends, and
- reduced debt by $277 million.

At November 30, 2003, our total debt was $330 million.

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Outlook

- Q2-04—$0.37* is achievable

- FY-04—$2.07* is achievable



* Current First Call consensus

As Bill said, we are in a quiet period and will release second quarter results on January 27[th.] We will comment on our specific results at that time.

Now, I want to reiterate the outlook we provided at the two media conferences in New York last month.

For the second quarter of fiscal 2004 and the entire fiscal year, the consensus estimates remain $0.37 and $2.07 per share, respectively. We believe both the second quarter and full year estimates are achievable.

While broadcast and magazine pacings are ahead of last year's third quarter, it is too early to comment specifically at this time. As Bill noted, we will provide our outlook for the March quarter at the end of this month.

Now, I'll turn it back to Bill for some final comments.

[Handout #20: Bottom Slide]

Meredith Strategies

- Expand Publishing's powerful base

- Continue Broadcasting's turnaround

- Strengthen our excellent financial position



Bill Kerr

Thank you, Suku.

I'll close by telling you I credit our strong start to the year to Meredith's long-term focus. We used the advertising recession as an opportunity to promote our businesses aggressively. We intensified our efforts to build share at exactly the time our competitors were restricting theirs.

Both of our businesses are well-positioned for continued profitable growth. I am looking forward to a strong fiscal 2004, and I am confident we will achieve our long-term financial objectives and build shareholder value over time.

Now, we'll take your questions.

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